SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 6)(1)

                             PLM INTERNATIONAL, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    69341L106
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 30, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69341L106                13D           Page 2 of 5 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                         PF
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
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 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,337,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         1,337,300
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,337,300
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.97%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 69341L106                13D           Page 3 of 5 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      WARREN LICHTENSTEIN
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         00
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,337,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         1,337,300
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,337,300
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.97%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 69341L106                13D           Page 4 of 5 Pages
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         This  constitutes  Amendment No. 6 ("Amendment  No. 6") to the Schedule
13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 6 supplements the Schedule 13D as specifically set forth.

Item 3 is amended in its entirety to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 1,337,300 Shares of Common Stock owned by Steel Partners II is $6,872,036. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4 is amended to add the following:

Item 4.  Purpose of Transaction.

         On April 30, 1998, the Reporting Persons entered into a letter agreement with the Issuer (the "Letter Agreement") whereby, among other things, the Issuer agreed to supply certain information concerning the Issuer to the Reporting Persons and the Reporting Persons agreed to keep all such information confidential. The Letter Agreement also provides that Steel Partners II, from the date of the Letter Agreement until December 31, 1999, will not, and will not with others, without the consent of the Company, among other things, acquire any additional Shares of the Issuer, other than open market purchases, enter into any extraordinary transaction, solicit proxies or try to influence any person in the voting of the securities of the Issuer or form a "group." In addition, after the final adjournment of the 1998 Annual Meeting and until December 31, 1999, Steel Partners II will vote its Shares in accordance with management's recommendation as to the members of the Board of the Issuer and in the discretion of Steel Partners II on all other matters. In addition, at any time prior to February 1, 1999, Steel Partners II can, if it owns more than 10% of the outstanding Shares of the Issuer, request the Issuer to nominate two directors as part of management's nominees at the 1999 Annual Meeting or one director if Steel Partners II owns more than 5% of the outstanding Shares of the Issuer. The preceding discussion of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is attached hereto and made a part hereof.

Item 5(a) is amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,373,583 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

         As of the close of business on April 30, 1998, Steel Partners II beneficially owned 1,337,300 Shares of Common Stock, constituting approximately 15.97% of the Shares outstanding. Mr. Lichtenstein may be deemed to beneficially own all shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

Item 7.  Material to be Filed as Exhibits.

         (a)      Letter   Agreement   dated   April  30,   1998   between   PLM
                  International, Inc. Warren G. Lichtenstein and Steel Partners II, L.P.

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CUSIP No. 69341L106                13D           Page 5 of 5 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 1, 1998                       STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By:/s/ Warren G. Lichtenstein
                                            -----------------------------
                                                Warren G. Lichtenstein,
                                               Chief Executive Officer


                                         /s/ Warren G. Lichtenstein
                                         --------------------------------
                                         WARREN G. LICHTENSTEIN

                                  EXHIBIT INDEX

         (a)      Letter   Agreement   dated   April  30,   1998   between   PLM
                  International, Inc. Warren G. Lichtenstein and Steel Partners II, L.P.